Exhibit to Accompany
Item 77K
Form N-SAR
VC Co-Investment Fund II, LLC
(the "Fund")

Change in the Independent Registered Public Accounting Firm

On May 29, 2014, upon the recommendation of the Audit Committee, the Fund's Board of Managers engaged BDO LLP as independent accountants for the Funds for the fiscal year ending June 30, 2014.

For the past two most recent fiscal years in which McGladrey LLP ("McGladrey") was the Fund's independent registered public accounting firm and through the date of the change in auditor, there was not an adverse opinion or a disclaimer of opinion between the Fund and McGladrey. There was no disagreements on any matters of accounting principles or practices, financial statement disclosures, auditing scope or procedures, or any other matter which, if not resolved to the satisfaction of McGladrey, would have caused McGladrey to make reference to the subject matter of the disagreements in connection with the issuance of McGladrey reports on the financial statements of such periods. Effective June 30, 2014, Hatteras Funds, LLC, a wholly-owned subsidiary of RCS Advisory Services, LLC, which is an operating subsidiary of RCS Capital Corporation, purchased all the assets related to the business operations of Hatteras Capital Investment Management, LLC (HCIM), the former investment manager of the Fund, and assumed certain liabilities of HCIM (the "Purchase"). On May 29, 2014, McGladrey advised the Audit Committee and the Board that it would no longer be able to serve as the Fund's independent registered public accounting firm, if and when the Purchase was consummated,as it would not be in compliance with SEC independence requirements following the Purchase. Accordingly, McGladrey resigned as the Fund's independent registered public accounting firm effective
May 29, 2014.